Filed pursuant to Rule 433
Registration No. 333-251378
January 3, 2023
PRICING TERM SHEET

Issuer:	Public Service Company of Oklahoma
Expected Ratings*:	Baa1 (stable) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings, a division of S&P Global Inc. A- (stable) by Fitch Ratings, Inc
Designation:	Senior Notes, Series L, due 2033
Principal Amount:	$475,000,000
Maturity:	January 15, 2033
Coupon:	5.25%
Interest Payment Dates:	January 15 and July 15
First Interest Payment Date:	July 15, 2023
Day Count Convention:	30/360
Treasury Benchmark:	4.125% due November 15, 2032
Treasury Yield:	3.790%
Reoffer Spread:	T+150 basis points
Yield to Maturity:	5.290%
Price to Public:	99.690% of the principal amount thereof
Transaction Date:	January 3, 2023
Settlement Date:	January 5, 2023 (T+2)
Redemption Terms:
Make-whole call:	Prior to October 15, 2032 at a discount rate of the Treasury Rate plus 25 basis points
Par call:	On or after October 15, 2032 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	744533BQ2/US744533BQ24
Joint Book-Running Managers:	CIBC World Markets Corp. Credit Agricole Securities (USA) Inc. Truist Securities, Inc. Wells Fargo Securities, LLC
Co-Manager:	Huntington Securities, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting CIBC World Markets Corp. toll-free at 1-800-282-0822, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, Truist Securities, Inc. toll-free at 1-800-685-4786 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.